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June 30, 2017

VIA EDGAR TRANSMISSION

Laura Nicholson
Special Counsel
Securities and Exchange Commission
Office of Transportation and Leisure
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Federal Street Acquisition Corp.
Registration Statement on Form S-1

Filed June 21, 2017
File No. 333-218858

Dear Ms. Nicholson:

As previously discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of our client, Federal Street Acquisition Corp., a Delaware corporation (the “Company”), we hereby submit the accompanying changed pages (“Changed Pages”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001701821) filed with the Commission on June 21, 2017 (the “Registration Statement”), marked to indicate proposed changes to the Registration Statement in response to the comment contained in the Staff’s letter dated June 29, 2017.  For ease of reference, the Staff’s comment is reproduced below in bold.   The Changed Pages are attached hereto as Exhibit A.

Prospectus Cover Page

1.                                      We note your response to our prior comment 2. Please revise to clarify the transactions that would trigger the adjustment to the conversion ratio for the Class F common stock. For example, please clarify whether the conversion ratio will be adjusted in the event that additional shares of Class A common stock (or equity-linked securities) are issued or deemed issued to finance the initial business combination (such as through the “specified future issuances” that you reference on page 5).

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Shari H. Wolkon
General Counsel and Secretary
Federal Street Acquisition Corp.

Alice Hsu
Akin Gump Strauss Hauer & Feld LLP

EXHIBIT A